Echo Global Logistics, Inc.

600 West Chicago Avenue, Suite 725

Chicago, Illinois 60654

September 29, 2009

VIA EDGAR

Ms. Amanda Ravitz

Legal Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	Echo Global Logistics, Inc. (“Echo”) Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-150514

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Echo respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement be declared effective at 2:00 p.m. (Washington D.C. time), on Thursday, October 1, 2009, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, Echo acknowledges that:

1.                                       should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.                                       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Echo from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.                                       Echo may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Steven J. Gavin at (312) 558-5979 or Matthew F. Bergmann at (312) 558-5924 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Douglas R. Waggoner
Douglas R. Waggoner
Chief Executive Officer
Echo Global Logistics, Inc.